Exhibit 23.g

Consent of independent certified public accounting firm

We have issued our report dated September 26, 2014 with respect to the statement of revenues and certain expenses of Foundry Square II–San Francisco, California for the year ended December 31, 2013 and our report dated February 12, 2015 with respect to the statement of revenue and certain expenses of 21 Penn Plaza–New York, New York for the year ended December 31, 2013, which are included in this Registration Statement (Form S-1) and prospectus. We consent to the inclusion in the Registration Statement (Form S-1) and related prospectus of TIAA Real Estate Account of the aforementioned reports, and to the use of our name as it appears under the caption "Experts.”

/s/ Grant Thornton LLP
March 6, 2015
Charlotte, North Carolina